Exhibit 99.1

Namib Minerals Sets Out Development Timelines and Milestones for Redwing Mine; Technical Programme of the Definitive Feasibility Study Fully Funded Through to Completion

A defined five-step restart pathway on a targeted schedule: dewatering expected to be completed in Q4 2026, the fully funded DFS technical programme expected to conclude in early Q1 2027, and resource definition drilling to follow under the Company’s sequenced financing plan, advancing Redwing Mine toward the restart decision.

20 July 2026

New York, July 20, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (“Namib Minerals” or “the Company”) (Nasdaq: NAMM), an established African gold producer with a portfolio of mining assets in Zimbabwe, today set out the defined pathway and targeted milestone schedule for the restart of Redwing Mine, and announced that the technical programme of its Definitive Feasibility Study (“DFS”) is fully funded through to completion. The DFS comprises the SEC S-K 1300 compliant definitive feasibility study for Redwing Mine being conducted by WSP Global, as announced at the Company’s full year 2025 results.

The Redwing Restart Pathway

The restart of Redwing Mine follows five sequential steps. Each step gates the next, and the Company will report progress against each step in its operational updates.

Step	Scope	Target
Step 1 – Dewatering	Staged pumping programme to safely access the underground workings. Underway and on track.	Expected completion by Q4 2026
Step 2 – DFS Technical Programme	Engineering, metallurgical, geotechnical, hydrological, environmental and financial-modelling workstreams validating the technical and economic parameters of the restart. Fully funded through to completion.	Expected to conclude in early Q1 2027
Step 3 – Resource Definition and Bankability	The 8,750-metre surface exploration drilling programme and associated workstreams advancing the DFS to full bankability, set out in detail below. The Company’s next funding stage.	Commencing on close of the next stage of the sequenced financing plan. Expected to conclude in Q4 2027
Step 4 – Construction	Upon completion of the DFS and a positive restart decision, mobilisation of the staged restart capital and execution of the construction and development programme.	Upon completion of the DFS
Step 5 – Restart	Commissioning and phased return to production at the redesigned operation.	Following construction

In parallel with the pathway, and not gated by it, two site workstreams are underway at Redwing which are enablers to the execution and implementation of the 5 Step approach outlined above:

Parallel Site Workstream	Scope	Target
Power infrastructure upgrade	Upgrade and stabilisation of site power supply	Q3 2026
Existing equipment refurbishment	Refurbishment and re-equipping of surface, underground and processing infrastructure	Q3 2026

Achievement of these milestones is expected to unlock further funding for subsequent steps of the pathway and represents the gating sequence toward the larger, staged capital required to bring Redwing Mine back into production.

Step 3 – Resource Definition and Bankability: The Next Funding Stage

With Step 2 fully funded, Step 3 is the Company’s next funding stage. The Company continues to engage with strategic investors, lenders, and development finance institutions to secure funding for Step 3, consistent with the phased and systematic funding approach set out in the Company’s full year 2025 results announcement. Step 3 will advance the DFS to full bankability through the following workstreams:

Workstream	Purpose
Resource Expansion and Conversion	Additional exploration and infill drilling to increase and convert Mineral Resource categories, supporting an expanded mine plan
Geotechnical and Metallurgical Programmes	Enhanced test work to optimise mine design parameters, ground support requirements, and process recovery assumptions
Front-End Engineering Design (FEED)	Completion of detailed engineering to define plant configuration, infrastructure requirements, capital costs, and execution methodology
Capital and Operating Cost Refinement	Updated cost estimates to a higher confidence level suitable for financing
Environmental and Permitting Readiness	Advancement of environmental, social, and permitting workstreams aligned with project expansion

The Company regards Step 3 as a critical milestone. Its purpose is to assess whether Redwing’s mineral resource base, together with its significant strike extent and potential down-dip extensions, support a redesign of the operation from its current configuration to a larger-scale, sustainable mining operation.

The Company reiterates that it intends to advance its growth in disciplined, milestone-linked stages, with a continued focus on securing non-dilutive funding where possible, consistent with its previously communicated strategy. The Company will make further announcements at the appropriate time.

Funding of the Technical Programme (Step 2)

To date, the Company has funded the DFS technical programme from internally generated cash flow, which governed the pace at which the work could progress. Bulawayo Mining Company (Private) Limited, the Company’s wholly owned subsidiary and the owner and operator of the producing How Mine, has now secured a US$5.0 million, 36-month non-dilutive term facility from Ecobank Zimbabwe Limited, following the bank’s own independent assessment, to finance capital works at How Mine. With How Mine’s capital works financed on dedicated terms, the internally generated cash flow previously absorbed by those works is released and is committed to funding the technical programme (Step 2) through completion. The facility is expected to be serviced entirely from How Mine’s existing production revenue, and its full terms are set out in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 17, 2026.

Outlook

With the restart pathway defined, the technical programme of the DFS fully funded and the milestone schedule published, Redwing Mine is expected to enter the execution phase. The Company will report progress against these milestones in each operational update, and remains focused on positioning the project for an efficient, expanded and sustainable return to production. As development progresses, the programme is expected to support employment, drive local procurement, and contribute to long-term growth in gold production.

Namib Minerals will continue to provide market updates as technical and feasibility milestones are achieved and will concurrently evaluate additional funding opportunities as it advances its disciplined, phased growth strategy across its portfolio.

About Namib Minerals

Namib Minerals (Nasdaq: NAMM) is an established African gold producer with a portfolio of mining and exploration assets in Zimbabwe, anchored by the producing How Mine and the planned restart of Redwing Mine, the Company’s primary restart priority, together with the planned restart of Mazowe Mine.

About Ecobank Zimbabwe

Ecobank Zimbabwe Limited is a member of the Ecobank Group, the leading pan-African banking group, with a presence in more than 30 African countries and international offices in major financial centres. Ecobank Zimbabwe provides corporate, commercial and consumer banking services across Zimbabwe.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the expected deployment of proceeds from the Ecobank facility; the expansion and commissioning of How Mine; the completion of the Definitive Feasibility Study, dewatering programme and exploration activities at Redwing Mine; the Company’s ability to secure additional funding, including funding for Step 3 of the Redwing restart pathway; anticipated employment, procurement and production benefits; and the Company’s broader growth strategy. Forward-looking statements are typically identified by words such as “expects,” “intends,” “plans,” “targets,” “anticipates,” “believes,” “will,” “may” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to significant risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, among others: the availability and terms of additional financing; risks associated with mine development, dewatering, refurbishment, construction and restart activities; the outcome of feasibility studies; fluctuations in the price of gold; political, economic, regulatory and currency risks associated with operating in Zimbabwe; changes in laws or government policies, including minimum production requirements; and the other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. No assurance can be given that the milestones, funding or production targets described in this press release will be achieved within the expected timeframes, or at all.

Tulani Sikwila

Chairman and CEO

Namib Minerals IR@namibminerals.com

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